

| | |
|---|---|
| Company | Tesco PLC |
| TIDM | TSCO |
| Headline | Transaction in Own Shares |
| Released | 16:38 13-Jun-07 |
| Number | 3143Y |

13 June 2007

**Tesco PLC**

**Transaction in Own Shares**

Tesco PLC announces that, on 13 June 2007, it purchased from Shore Capital Stockbrokers Limited 4,000,000 ordinary shares at an average price of 446.3113 pence per share. The purchased shares will be cancelled.

END